# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HomeTrust Bancshares, CIK 0001538263
CUSIP: 437872104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 Woodfin Street, Asheville, North Carolina (NC), 28801
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 1,680,469; shared dispositive power 1,680,469; aggregate amount beneficially owned 1,680,469 (9.6% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 1,564,458 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 27,399 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 87,612 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 1,565,458; shared dispositive power 1,565,458; aggregate amount beneficially owned 1,565,458 (8.94% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 1,565,458 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 27,399; shared dispositive power 27,399; aggregate amount beneficially owned 27,399 (0.16% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 27,399 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; shared voting power 1,680,469; shared dispositive power 1,680,469; aggregate amount beneficially owned 1,680,469 (9.6% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 1,565,458 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 27,399 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 87,612 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: HomeTrust Bancshares
Address of issuer's principal executive offices: 10 Woodfin Street, Ashville, NC 28801

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 1,680,469 shares
Financial Opportunity Fund LLC - 1,565,458 shares
Financial Opportunity Long/Short Fund LLC - 27,399 shares
Martin Friedman - 1,680,469 shares
Percent of class:
FJ Capital Management LLC - 9.60%
Financial Opportunity Fund LLC - 8.94%
Financial Opportunity Long/Short Fund LLC - 0.16%
Martin Friedman - 9.60%
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 1,680,469 shares
Financial Opportunity Fund LLC - 1,565,458 shares
Financial Opportunity Long/Short Fund LLC - 27,399 shares
Martin Friedman - 1,680,469 shares
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 1,680,469 shares
Financial Opportunity Fund LLC - 1,565,458 shares
Financial Opportunity Long/Short Fund LLC - 27,399 shares
Martin Friedman - 1,680,469 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (10/14/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (10/14/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (10/14/2025)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, Managing Member (10/14/2025)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (10/14/2025)
- Martin Friedman: Martin Friedman, Managing Member (10/14/2025)